Exhibit 99.1

Hydrogenics Corporation

First Quarter 2009 Interim Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	March 31 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$14,411	$21,601
Restricted cash	1,111	1,130
Accounts receivable	4,735	3,974
Grants receivable	656	505
Inventories (note 6)	9,819	10,101
Prepaid expenses	873	1,161
	31,605	38,472

Restricted cash	223	—
Property, plant and equipment	3,726	4,082
Goodwill	5,025	5,025
	$40,579	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$15,200	$17,298
Unearned revenue	4,398	4,785
	19,598	22,083

Deferred research and development grants	3	13
	19,601	22,096

Shareholders’ Equity
Common shares	307,000	307,000
Contributed surplus	16,390	16,300
Deficit	(295,417)	(291,420)
Accumulated other comprehensive loss	(6,995)	(6,397)
Total deficit and accumulated other comprehensive loss	(302,412)	(297,817)
	20,978	25,483
	$40,579	$47,579

Going concern (note 1)

Norman Seagram	Douglas Alexander
Chairman	Director

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended March 31
	2009	2008

Revenues	$5,536	$10,711

Cost of revenues	3,905	8,846
	1,631	1,865
Operating expenses
Selling, general and administrative	3,708	4,061
Research and product development (note 9)	1,682	1,712
Amortization of property, plant and equipment	291	271
Amortization of intangible assets	—	63
	5,681	6,107

Loss from operations	(4,050)	(4,242)

Other income (expenses)
Provincial capital tax	—	(38)
Interest	49	228
Foreign currency gains (losses)	4	(270)
	53	(80)

Loss before income taxes	(3,997)	(4,322)
Current income tax expense	—	—
Net loss for the period	$(3,997)	$(4,322)

Net loss per share (note 10)
Basic and diluted	$(0.04)	$(0.05)

Shares used in calculating basic and diluted net loss per share	92,405,666	91,765,689

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended March 31
	2009	2008

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(3,997)	$(4,322)
Items not affecting cash
Amortization of property, plant and equipment	291	271
Amortization of intangible assets	—	63
Unrealized foreign exchange (gains) losses	252	(152)
Stock-based compensation	90	236
Net change in non-cash working capital	(3,665)	7,000
	(7,029)	3,096
Investing activities
Decrease in short-term investments	—	15,032
Increase in restricted cash	(204)	(6,066)
Purchase of property, plant and equipment	(36)	(315)
	(240)	8,651

Financing activities
Repayment of long-term debt	—	(10)
Deferred research and development grant	79	(170)
	79	(180)
Increase (decrease) in cash and cash equivalents during the period	(7,190)	11,567

Cash and cash equivalents — Beginning of period	21,601	15,460
Cash and cash equivalents — End of period	$14,411	$27,027

Supplemental disclosure
Interest paid	$3	$10
Income taxes paid	(23)	(17)

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation

Interim Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2007	91,765,691	$306,872	$15,606	$(277,101)	$(4,993)	$40,384

Net loss for the period	—	—	—	(4,322)	—	(4,322)
Foreign currency translation adjustments	—	—	—	—	691	691
Comprehensive loss	—	—	—	—	—	(3,631)

Shares issued:
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	236	—	—	236
Balance at Mar. 31, 2008	91,765,686	306,872	15,842	(281,423)	(4,302)	36,989

Net loss for the period	—	—	—	(9,997)	—	(9,997)
Foreign currency translation adjustments	—	—	—	—	(2,095)	(2,095)
Comprehensive loss						(12,092)

Shares issued:
Issuance of common shares on exercise of stock options	639,980	128	—	—	—	128
Stock-based compensation expense	—	—	458	—	—	458
Balance at Dec. 31, 2008	92,405,666	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

Net loss for the period	—	—	—	(3,997)	—	(3,997)
Foreign currency translation adjustments	—	—	—	—	(598)	(598)
Comprehensive loss						(4,595)

Shares issued:
Stock-based compensation expense	—	—	90	—	—	90
Balance at Mar. 31, 2009	92,405,666	$307,000	$16,390	$(295,417)	$(6,995)	$20,978

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note  1.  Description of Business and Going Concern

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain adverse conditions and events cast significant doubt on the validity of this assumption.  The Corporation has not yet realized consistent profitable operations and continues to use cash to fund its operations.  The Corporation’s ability to continue as a going concern is dependent on the successful execution of its business plan which involves, inter alia: (i) securing additional financing to fund its operations; (ii) advancing product designs for efficiency, durability, cost reduction and entry into complimentary markets; (iii) increasing market penetration and sales; (iv) actively managing its liquidity; and (v) retaining and engaging staff. At present, the success of these initiatives cannot be assured due to the material uncertainties attributed to the Corporation’s ability to obtain financing and meet its revenue targets.  Given the condition of the global economy and the condition of the current global credit markets, markets for the Corporation’s products may develop more slowly than anticipated, current and potential customers may delay, reduce or cancel purchases and revenues would therefore be less than anticipated, and the Corporation may not be able to raise additional capital, or do so on acceptable terms.  These material uncertainties are further described in the Corporation’s First Quarter 2009 Management’s Discussion and Analysis, specifically, the discussion on the first three risk factors in Section 10, “Risks Factors and Forward-looking Statements”.  The interim consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these interim consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications; such adjustments could be material.

Note 2. Basis of Preparation

The accompanying interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in notes 3 and 13.

The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2009. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2008 annual report.

These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2008, except as described below.

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 3.  New Accounting Standards

The Corporation has adopted the following changes to its accounting policies:

(i)                                  Canadian standards

In February 2008, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 3064 “Goodwill and Intangible Assets,” which replaced existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. CICA Handbook Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Corporation adopted this standard effective January 1, 2009.  The adoption of this standard did not have a material impact on the Corporation’s interim consolidated financial position, results of operations or cash flows.

(ii)                              U.S. standards

The following changes only apply to note 13 of the interim consolidated financial statements.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement SFAS No. 141R (revised 2007), “Business Combinations,” which replaces SFAS No. 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. The Corporation adopted SFAS No. 141R was adopted January 1, 2009 and is applied prospectively to business combinations completed on or after this date.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation adopted this guidance effective January 1, 2009.  The adopted of this guidance did not have a material impact on the Corporation’s results of operations and consolidated financial position.

The Corporation will be adopting the following changes to its accounting policies in the future.

(i)                                  Canadian standards

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations,” 1601 “Consolidated Financial Statements” and 1602 “Non-controlling interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and  1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Corporation is currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note  4. Business Streamlining Initiatives and Windup of Test Equipment Business

In November 2007, the Corporation recorded an additional $1,990 charge for severance and related expenses for these initiatives, which are included in selling, general and administrative expenses as at December 31, 2007.  These amounts were charged to the Corporation’s business segments as follows: OnSite Generation - $142; Power Systems - $846; and $1,002 for the Corporate and Other business segment. As at March 31, 2009, the Corporation had paid $1,983 in respect of these charges. The remaining balance of $7 at March 31, 2009 is anticipated to be paid in 2009.

On January 5, 2009, in order to further streamline operations, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources.  The Corporation recorded a $582 charge for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments as follows: OnSite Generation - $99; and Power Systems - $483. As at March 31, 2009, the Corporation had paid $558 in respect of these charges. The remaining balance of $24 at March 31, 2009 is anticipated to be paid in 2009.

Note 5. Inventories

	March 31 2009	December 31 2008
Raw materials	$3,629	$4,938
Work-in-progress	6,190	5,004
Finished goods	—	159
	$9,819	$10,101

During the three months ended March 31, 2009, the Corporation recorded writedowns of $10 (March 31, 2008 - $228).  During the period, approximately $3,225 of inventory was expensed in cost of sales (March 31, 2008 - $4,081).

Note 6. Warranties

Product warranty liabilities are included in accounts payable and accrued liabilities on the interim consolidated balance sheets. Changes in the Corporation’s aggregate product warranty liabilities for the three months ended March 31, 2009 and 2008 are as follows:

	March 31 2009	March 31 2008
Balance, December 31, 2008 and 2007	$3,717	$3,592
Accruals for warranties during the period	292	1,131
Settlements made during the period	(747)	(700)
Balance, March 31, 2009 and 2008	$3,262	$4,023

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 7. Stock-based compensation

During the three months ended March 31, 2009, 1,928,600 (March 31, 2008 — 1,300,004) stock options with a weighted average fair value of $0.31 at the date of grant (March 31, 2008 - $0.29) were issued to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	March 31 2009	March 31 2008
Risk free interest rate (%)	2.93%	3.46%
Expected volatility (%)	66%	64%
Expected life (in years)	4	4
Expected dividends	nil	nil

Stock-based compensation expense of $90 for the three months ended March 31, 2009 (March 31, 2008 - $236), is included in selling, general and administrative expenses.

In 2004, the Corporation created a deferred share unit plan (“DSU Plan”) for directors. During the three months ended March 31, 2009, 116,384 (March 31, 2008 - 125,159) DSUs were issued with immediate vesting on the date of issuance. As at March 31, 2009, 866,488 (March 31, 2008 - 538,507) DSUs were outstanding under the DSU plan. The Corporation recognized a compensation expense of $86 for the three months ended March 31, 2009 (March 31, 2008 - $(171)). The liability is included within accounts payable and accrued liabilities.

In 2008, the Corporation created a restricted share unit (“RSU”) plan for senior executives. During the three months ended March 31, 2009, 920,500 (March 31, 2008 — 1,287,500) RSUs were awarded under the terms of the RSU plan with vesting over a three-year period.  As at March 31, 2009, 2,208,000 (March 31, 2008- 1,287,500) RSUs were outstanding under the RSU plan.  The Corporation recognized a compensation expense of $44 for the three months ended March 31, 2009 (March 31, 2008 - $nil). The liability is included within accounts payable and accrued liabilities.

Note 8. Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For the three months ended March 31, 2009, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended March 31
	2009	2008
Research and product development expenses	$1,914	$2,223
Research and product development funding	(232)	(511)
Total research and product development expenses	$1,682	$1,712

Note 9. Net Loss Per Share

For the three months ended March 31, 2009, the weighted average number of common shares outstanding was 92,405,666 (2008 — 91,765,689). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 10. Guarantees

As at March 31, 2009, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that total $1,436 (December 31, 2008 - $2,306) with expiry dates extending to October 2011. The Corporation has restricted cash totaling $1,334 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.

Note 11.  Segmented Financial Information

The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems.  Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products.  Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.

Financial information by reportable segment for the three months ended March 31, 2009 and 2008 is as follows:

	Three months ended March 31, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$3,784	$1,752	$—	$—	$5,536
Amortization of property, plant and equipment	—	—	—	291	291
Interest income	—	—	—	52	52
Interest expense	—	—	—	(3)	(3)
Income tax expense	—	—	—	—	—
Segment income (loss) (i)	58	(2,445)	(77)	(1,533)	(3,997)

	Three months ended March 31, 2008
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$7,313	$1,013	$2,385	$—	$10,711
Amortization of intangible assets	—	—	—	63	63
Amortization of property, plant and equipment	—	—	—	271	271
Interest income	—	—	—	238	238
Interest expense	—	—	—	10	10
Income tax expense	—	—	—	—	—
Segment income (loss) (i)	89	(2,344)	66	(2,133)	(4,322)

(i) Segment income (loss) includes directly attributable selling, general and administration costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The accounting policies for inter-segment transactions are the same as those described in note 2.

Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at March 31, 2009 were $nil and $5,025 (December 31, 2008 - $nil and $5,025), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

Revenues are segmented by geography, as follows:

	Three months ended March 31
	2009	2008
Germany	$1,532	$251
Canada	1,103	597
Russia	658	—
India	609	—
British Virgin Islands	404	—
Belize	315	—
United States	265	3,902
Saudi Arabia	—	1,842
Korea	—	1,232
Brazil	—	682
China	—	642
Croatia	—	502
Japan	—	471
France	—	18
Romania	—	8
Rest of world	650	564
	$5,536	$10,711

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 12.    Differences between Canadian and United States Accounting Principles

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its interim consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

A reconciliation of net loss for the three months ended March 31, 2009 and 2008 from Canadian GAAP to conform with U.S. GAAP is as follows:

	March 31 2009	March 31 2008
Net loss based on Canadian GAAP	$(3,997)	$(4,322)
Stock-based compensation	26	—
Net loss based on U.S. GAAP	$(3,971)	$(4,322)

Basic and fully diluted comprehensive net loss per share based on U.S. GAAP	$(0.04)	$(0.05)
Weighted average number of shares used in calculating comprehensive net loss per share	92,405,666	91,765,689

The additional disclosures required by U.S. GAAP and certain applicable SEC regulations are as follows:

Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 13.    Subsequent Event

Subsequent to March 31, 2009, the Corporation established a Canadian $2,000 credit facility with the Royal Bank of Canada (the “Credit Facility”). Pursuant to the Credit Facility, the Corporation may borrow up to Canadian $1,000 for general borrowing purposes and up to Canadian $1,000 for letters of credit and guarantee, subject to an equal amount of cash being provided as security to support any letters of credit and guarantee issued. The Credit Facility bears interest at the Royal Bank of Canada prime rate plus 3% and is conditional upon the Corporation maintaining a minimum cash balance of Canadian $8,000 and a current asset to current liability ratio of 1.25:1.00.